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Exhibit 3.1

                         ACTION WITH RESPECT TO BYLAWS

         By approval of the Board of Directors and stockholders holding a majority of the outstanding shares of the voting stock and shareholders of Superior Galleries, Inc., a Delaware corporation (the "Corporation"), and in accordance with the General Corporation Law of the State of Delaware and the Corporation's Bylaws, the following action has been taken with respect to the Corporation's Bylaws effective as of September 14, 2005:

         Article III, Section 3.3(i) of the Bylaws of the Corporation is amended and restated in its entirety to read:

         "The authorized number of Directors shall be, until changed by a duly adopted amendment to the Certificate of Incorporation or by an amendment to this Section 3.3 of these Bylaws adopted by the vote or written consent of shareholders entitled to exercise majority voting power as provided in the DGCL, such number as may from time to time be authorized by resolution of the Board, provided that such number shall not be less than five (5) nor more than nine (9)."

         The remainder of the Corporation's Bylaws remain in full force and effect.

CERTIFICATE OF SECRETARY

        The undersigned certifies that:

         (1) The undersigned is the duly elected and acting Secretary of the Corporation; and

         (2) The foregoing Action With Respect to Bylaws describes an action taken with respect to the Corporation's Bylaws, as duly adopted and approved by the Corporation's Board of Directors and stockholders holding a majority of the outstanding shares of the Corporation's voting stock.

         IN WITNESS WHEREOF, I have hereunto subscribed my name on September 14, 2005.

                                        /s/ Paul Biberkraut
                                        ---------------------------------
                                        Paul Biberkraut, Secretary



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